FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 20, 2005

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On May 20, 2005, Syneron Medical Ltd. (the “Company”) sent an invitation to all shareholders to attend the Annual General Meeting of Shareholders of Syneron Medical Ltd. to be held on June 22, 2005 in Yokneam, Israel.

Decisions to be voted on at the meeting include:

1.	the re-election of Director Michael Kreindel
2.	the re-election of Director Moshe Mizrahy
3.	re-appointment of the independent auditors to the company
4.	authorization of the Board to fix the auditors’ remuneration for auditing services
5.	approval of service terms of Dr. Shimon Eckhouse
6.	transact any other business that properly comes before the Annual General Meeting

In addition, the financial statements for the fiscal year ended December 31, 2004 will be presented.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Invitation dated May 20, 2005 to Attend Annual General Meeting of Shareholders of Syneron Medical Ltd. to be held on June 22, 2005

On May 20, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing that the FDA requested additional technical information on its 510 (k) pre-market notification application for the VelaSmooth system. Dr. Amir Waldman, head of clinical and regulatory affairs, reported that the FDA asked 2 specific technical questions, answers to which were promptly submitted.

The following document is attached hereto and incorporated by reference herein:

Exhibit 2	Press release, dated May 20, 2005, titled “FDA requests additional information on VelaSmoothTM 510 (k) submission”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: May 20, 2005